A2Z Smart Technologies Appoints Amir Benkel as Chief Financial Officer

TEL AVIV, ISRAEL / October 27, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV: AZ) (OTCQB: AAZZF), today announced the appointment of Mr. Amir Benkel, CPA, LLB, MBA, as the Company's Chief Financial Officer (CFO), effective immediately and on a full-time basis.

Mr. Benkel has extensive experience in financial and operations management, business development and project management as CFO of companies and projects in Israel, the United States, the Far East, Europe and Africa. Mr. Benkel's international expertise will be especially valuable to A2Z's fast growing multi-jurisdictional operations. Mr. Benkel replaces Mr. Gadi Levin, who will continue to advise A2Z as a senior financial consultant.

Mr. Bentsur Joseph, CEO A2Z stated, "Given our application to Nasdaq and the accelerating momentum in our business, we are excited to welcome a CFO of the caliber of Mr. Benkel to the executive team of A2Z. His distinguished track record of creating business growth and end-to-end improvements within organizations will be instrumental as we scale the business. We would also like to thank Mr. Levin for his many contributions to the Company. He was instrumental in several successful financings which have strengthened the Company's balance sheet and brought the Company to a position where we can rapidly expand and execute the roll out of our Cust2Mate Smart Cart. We look forward to continuing our relationship with him in his new role."

Mr. Benkel joins A2Z with over 15 years of experience in financial services with considerable experience in managing and leading operations, people and projects in global markets in the fields of high-tech (SaaS companies), healthcare and real estate. From 2014 to 2021, Mr. Benkel was CFO of AMS, Ltd., an international health care projects and venture lab, where he developed new opportunities in emerging countries and created innovative financing solutions for the company. From 2009 to 2013, Mr. Benkel served as CFO for Empire Group managing the finances for the international resorts company and establishing business operations in the Far East. From 2005 to 2008, Mr. Benkel served as CFO at Elad Properties, a real estate developer, and from 2000 to 2005 he served as Director of Finance at Trivnet, Ltd. where he oversaw the operations of the parent company in Israel and its overseas subsidiaries (USA, Japan, Thailand, Singapore).

Option Grant to a Director

The Company further announce that it has granted 16,677 stock options to one of its directors, pursuant to the terms of the stock option plan, exercisable into an equal amount of common shares at an exercise price of CAD$8.00 per common share ("**Director Options**"). One third of the Director Options vest immediately (the "**Initial Date**"), one-third vest on the one-year anniversary of the Initial Date, and the remaining amount on the second anniversary of the Initial Date. The Director Options expire 5 years from the Initial Date.

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate's SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, bomb-defusing robots, and portable energy systems. The goal of all A2Z's products is to save time, save money and save lives.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933,

as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200
Email: jnesbett@imsinvestorrelations.com